UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. 3)

                     Macquarie Infrastructure Company Trust
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                                (Name of Issuer)

                              Shares of Trust Stock

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                         (Title of Class of Securities)

                                   55607X 10 8
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                                 (Cusip Number)

                                  Peter Stokes
                     Macquarie Infrastructure Company Trust
                          600 Fifth Avenue, 21st Floor
                               New York, NY 10020
                            Telephone: (212) 548-6538

                              Shemara Wikramanayake
                 Macquarie Infrastructure Management (USA) Inc.
                          600 Fifth Avenue, 21st Floor
                               New York, NY 10020
                            Telephone: (212) 581-8037
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               Antonia E. Stolper
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022

                            Telephone: (212) 848-4000
                             May 30 and June 7, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55607X 10 8

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1.   Name of Reporting Person: Macquarie Infrastructure Management (USA) Inc.

     I.R.S. Identification Nos. of above persons (entities only):

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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a) |_|
     (b) |_|

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3.   SEC Use Only:

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4.   Source of Funds (See Instructions):   AF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d)
     or 2(e):

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6.   Citizenship or Place of Organization:  Delaware

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                7.  Sole Voting Power:  2,433,101

  Number of     ----------------------------------------------------------------
   Shares
Beneficially    8.  Shared Voting Power:  0
  Owned by
    Each        ----------------------------------------------------------------
 Reporting
Person With     9.  Sole Dispositive Power:  1,834,101

                ----------------------------------------------------------------

                10. Shared Dispositive Power:  599,000

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,101

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): |_|

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13.  Percent of Class Represented by Amount in Row (11):  9.0%

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14. Type of Reporting Person (See Instructions): CO

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                                       ii

                                TABLE OF CONTENTS

                                                                            Page

Item 1. Security and Issuer....................................................1

Item 2. Identity and Background................................................1

Item 3. Source and Amount of Funds or Other Consideration......................1

Item 4. Purpose of Transaction.................................................1

Item 5. Interest in Securities of the Issuer...................................1

Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer...............................2

Item 7. Material to Be Filed as Exhibits.......................................2


Signature

AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 amends the Report on Schedule 13D, originally filed on December 30, 2004, as amended by Amendment No. 1 to Schedule 13D, filed on April 25, 2005 and Amendment No. 2 to Schedule 13D, filed on May 10, 2005 (together, the "Schedule 13D"). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

Item 2.  Identity and Background.
         -----------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 4.  Purpose of Transaction.
         ----------------------

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information.

         As reported on Amendment No. 2 to Schedule 13D, Macquarie Bank Limited, or MBL, entered into a total return swap with respect to a previously undetermined number of Shares of Trust Stock held by the Reporting Person on May 10, 2005. The counterparty to the swap is Macquarie International Infrastructure Fund Limited, or MIIF, a mutual fund company which is managed by a member of the Macquarie group of companies.

         Effective as of May 30, 2005, MBL and MIIF determined the number of Shares of Trust Stock subject to the swap to be 543,000 pursuant to the terms of the agreement filed as Exhibit A to the Reporting Person's Amendment No. 2 to
Schedule 13D. Under that agreement, MIIF had an option to increase the number of shares under certain circumstances. On June 7, 2005, the number of Shares of Trust Stock subject to the swap increased by an additional 56,000 Shares, making a total of 599,000 Shares of Trust Stock subject to the swap, representing 2.2% of the outstanding Shares of Trust Stock. As previously reported, MBL had caused the Reporting Person to pledge 926,000 Shares of Trust Stock to MIIF to secure MBL's obligations under the total return swap. After giving effect to the final determination of the number of Shares of Trust Stock subject to the pledge, 327,000 of the previously pledged shares will be released from the pledge. The Reporting Person will retain the voting rights on all remaining pledged shares.

         As a result of the transactions described in this Schedule 13D, the Reporting Person beneficially owns and has sole voting power over 2,433,101 Shares of Trust Stock, which represents 9.0% of the total number of Shares of Trust Stock outstanding. The Reporting Person has sole dispositive power over 1,834,101 Shares of Trust Stock and shared dispositive power over 599,000 Shares of Trust Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 13, 2005                     MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.



                                  By:  /s/ Peter Stokes
                                     -------------------------------------------
                                     Name: Peter Stokes
                                     Title: Chief Executive Officer